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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8-12745



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 42nd St NE
(No. and Street)

Cedar Rapids	Iowa	52233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly O'Hara (319)447-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

221 3rd Ave. SE STE. 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly O'Hara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP/Controller

Title

Notary Public


DANIELLE BRECHT
Commission Number 781981
My Commission Expires
01/02/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of
Berthel Fisher & company)

Financial Report
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Securities Management and Research, Inc.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of Securities Management and Research, Inc. (the Company) as of December 31, 2015, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Management and Research, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Securities Management and Research, Inc.'s financial statements. The Supplemental Information is the responsibility of Securities Management and Research, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Cedar Rapids, Iowa
February 25, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 1,336,087
Deposit with clearing firm	100,000
Commissions receivable	62,252
Due from affiliates	35,623
Other receivables	89,437
Short-term investments	110,185
Notes receivable	15,312
Property and equipment	8,105
Other assets	10,872
Intangibles assets, less accumulated amortization of $306,180	306,196
	$ 2,074,069

Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	$ 62,151
Deferred revenue	60,133
Accounts payable and other accrued expenses	25,939
Due to affiliates	3,388
Income taxes payable, parent company	66,797
Deferred income tax liability, parent company	115,000
Total liabilities	333,408
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock, par value $1 per share authorized, issued and outstanding 1,000,000 shares	1,000,000
Additional paid-in capital	(999,999)
Retained earnings	1,740,660
Total stockholder's equity	1,740,661
	$ 2,074,069

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Income
Year Ended December 31, 2015

Revenues:	
Commissions	$ 3,691,599
Interest and dividends	5,393
Other	444,256
Total revenues	4,141,248
Expenses:	
Commissions	2,562,624
Employee compensation	237,619
Employee benefits	44,370
Management fees	384,000
Professional fees	43,810
Occupancy	5,837
Reporting services	140,622
Data processing	267,824
Depreciation and amortization	78,554
Other general and administrative expenses	186,975
Total expenses	3,952,235
Income before income taxes	189,013
Income tax expense	69,690
Net income	$ 119,323

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 1,000,000	$ (999,999)	$ 1,721,337	$ 1,721,338
Net income	-	-	119,323	119,323
Dividends on common stock	-	-	(100,000)	(100,000)
Balance, December 31, 2015	$ 1,000,000	$ (999,999)	$ 1,740,660	$ 1,740,661

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net income	$ 119,323
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation and amortization	78,554
Deferred income tax liability	(29,000)
Change in assets and liabilities:	
Commissions receivable	11,955
Deposit with clearing firm	(50,000)
Due to/from affiliates	(32,235)
Other receivables	(24,863)
Short term investments	(549)
Notes receivable	12,240
Other assets	10,639
Deferred revenue	60,133
Income taxes payable	20,456
Commissions payable	(11,200)
Accounts payable and other accrued expenses	(127,422)
Net cash flows provided by operating activities	38,031
Cash Flows (Used In) Financing Activities:	
Dividends on common stock	(100,000)
Decrease in cash and cash equivalents	(61,969)
Cash and cash equivalents:	
Beginning	1,398,056
Ending	$ 1,336,087
Supplemental Disclosure of Cash Flow Information,	
Income taxes paid to parent company	$ 78,234

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Securities Management and Research, Inc. (Company) is a wholly owned subsidiary of ONE Financial, Inc. which is a wholly owned subsidiary of Berthel Fisher & Company (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer that sells equity, fixed income, mutual funds, insurance and direct investment products.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Deposit with clearing firm: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Short-term investments: Short-term investments consist of a certificate of deposit with a maturity of approximately eight months. Short-term investments are recorded at amortized cost, and the respective carrying amounts approximate fair value.

Receivables: Commissions receivable primarily consists of commission and transaction-related receivables due from various product sponsors for payment to the Company's registered representatives relating to trades pending settlement.

Notes receivable: The Company provides forgivable loans to certain new registered representatives to assist the representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over 48 months from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the balance of the note. Forgivable loans totaled $25,000 with accumulated amortization of $9,688 as of December 31, 2015. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2015, there is no allowance for uncollectible accounts associated with this receivable.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A significant estimate included in the financial statements is the amortization period of definite-lived intangible assets.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Intangible assets: The intangible assets relate to the purchase of the Company by the Parent at the close of business on December 31, 2010 and consist of amounts attributable to brand name and relationships with registered representatives as noted below:

	Gross Intangible Assets	Accumulated Amortization	Net
Brand Name	$ 73,862	$ 36,931	$ 36,931
Relationships with registered representatives	538,514	269,249	269,265
	$ 612,376	$ 306,180	$ 306,196

The Company is amortizing these intangibles over an estimated life of 10 years. The amortization expense for the years from 2016 to 2019 is $61,236 for each year and $61,252 for 2020.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining the extent of impairment, if any, typically requires various estimates and assumptions including cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. When necessary, internal cash flow estimates and quoted market prices are used as appropriate to determine fair value. Management performs an impairment analysis of the intangible assets in the 4th quarter of each year. The production of the representatives and their continued contractual association with the Company was reviewed. The brand name has remained unchanged and management does not foresee any events that will give concern for its demise. Management does not believe that the value of the net intangibles recorded as of year-end are impaired, nor are there any significant indicators of impairment that would render the ending intangible balances to be materially incorrect.

Income taxes: The Company is included in the consolidated federal income tax return filed by Berthel Fisher and Company, Inc. which is the 100% owner of ONE Financial, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2015, the entity had no material uncertain tax positions that are required to be recorded.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Common stock: In the ordinary course of business, the Parent of the Company will enter into financing agreements requiring it to pledge the Company's common stock as collateral.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Other revenues primarily consist of fees charged to representatives for technology related services provided by the Company. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application). In July, the FASB approved a proposal deferring the effective date of the new accounting guidance related to revenue recognition by one year to December 15, 2018 for annual reporting periods beginning after that date. The FASB also proposed permitting early adoption of the standard, but not before December 15, 2016. The Company is in the process of evaluating this new guidance.

Note 2. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $384,000 for the year ended December 31, 2015.

During the year ended December 31, 2015, the Company paid $5,837 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

The Company incurred expenses of $160,400 paid to an affiliate named IPrism Global Inc., an entity consolidated in with the Parent, for license and user fees for the year ended December 31, 2015.

During the year ended December, 31, 2015, the Company paid $105,373 to the Berthel Fisher & Company Financial Services as reimbursement of payroll expenses.

As of December 31, 2015, the Company recorded a payable to affiliates of $3,388 and a receivable from affiliates of $35,623.

Note 3. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses.

Note 3. Income Taxes (Continued)

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2015 are summarized as follows:

Current	$	98,690
Deferred		(29,000)
Income tax expense	$	69,690

The provision for income taxes for the year ended December 31, 2015 differs from the amounts computed by applying the statutory federal income tax rate of 34%, plus an estimate of 4.5% for state income taxes, to income before income taxes due to the following items:

Computed expected amount	$	72,770
Nondeductible expenses		1,371
Federal tax benefit of state income taxes deduction		(4,084)
Other		(367)
	$	69,690

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for accrued expenses, depreciation of property and equipment and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	6,000
Gross deferred income tax (liabilities)		(121,000)
Net deferred income tax (liabilities)	$	(115,000)

During the year ended December 31, 2015, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

The Parent files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Parent is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2012.

Note 4. Property and Equipment

Property and equipment as of December 31, 2015 consists of the following:

Furniture & fixtures	$	3,127
Development fees		85,699
Accumulated depreciation		(80,721)
Property and equipment, net	$	8,105

Note 5. Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company had net capital of $1,386,771 which was $1,286,771 in excess of its required net capital of $100,000. The Company's net capital ratio was .16 to 1.

In 2015, the Parent entered into a Forgivable Loan Agreement with the clearing broker, National Financial Services. The agreement stipulates that the Company maintain net capital in an amount that exceeds $500,000.

Note 6. Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). The 401(k) plan provides a 3% non-elective safe harbor employer contribution and a discretionary matching contribution. Eligible employees receive 3% of qualifying compensation. The discretionary matching contribution will not apply to deferrals exceeding 6% of eligible compensation. Each participant may elect to defer compensation up to 60%. The Company's contributions for the year ended December 31, 2015 aggregated $9,721.

Note 7. Commitments and Contingencies

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Note 8. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 9. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2015

Computation of net capital:		
Total stockholder's equity	$	1,740,661
Total nonallowable assets and other charges:		
Nonallowable receivables		146,184
Property and equipment		8,105
Other assets		10,872
Intangible assets		306,196
Total nonallowable assets and other charges		471,357
Other additions and/or allowable credits		117,885
Net capital before haircuts on securities positions		1,387,190
Haircuts on securities positions		419
Net capital	$	1,386,771
Computation of aggregate indebtedness, items from statement of financial condition:		
Commissions payable	$	62,151
Deferred revenue		60,133
Accounts payable and other accrued expenses		29,327
Income taxes payable		66,797
Total aggregate indebtedness	$	218,408
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $100,000	$	100,000
Excess net capital, net capital less net capital requirement	$	1,286,771
Percentage of aggregate indebtedness to net capital		15.75%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part IIA Focus report as of December 31, 2015.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.